                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                KBK CAPTIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 482412 10 3
                     -----------------------------------
                                (CUSIP Number)


                               Harris A. Kaffie
                               Kaffie Companies
                            1840 Frost Bank Plaza
                             802 North Carancahua
                         Corpus Christi, Texas 78470
                                (512) 882-5501
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              November 10, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

CUSIP NO. 482412-10-3                                     PAGE 2  OF   PAGES


        Harris A. Kaffie
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     209,700
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     209,700
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      209,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        The amount in Row (11) excludes 10,000 shares owned by a trust of which Mr. Kaffie is the trustee. Mr. Kaffie disclaims beneficial ownership as to such shares.


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Item 1.      Security and Issuer.

             This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of KBK Capital Corporation, a Delaware corporation ("KBK"). The principal executive office of KBK is located at 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102.

Item 2.      Identity and Background.

             The person filing this statement is Harris A. Kaffie, a Director of KBK. Mr. Kaffie's business address is 1840 Frost Bank Plaza, 802 North Carancahua, Corpus Christi, Texas 78470. Mr. Kaffie's present principal occupation is as a principal of Corpus Christi Natural Gas Company, L.P. ("CCNGC"). CCNGC is a Texas limited partnership primarily engaged in the marketing and transportation of natural gas. CCNGC's address is 3700 Buffalo Speedway, Suite 1100, Houston, Texas 77098. During the last five (5) years, Mr. Kaffie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which (i) resulted in Mr. Kaffie being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) resulted in a finding of a violation with respect to such laws.
Mr. Kaffie is a U.S. citizen.

Item 3.      Source and Amount of Funds or Other Consideration.

             Mr. Kaffie has made the following recent purchases of Common Stock, at the following prices:


      Date of Purchase    Number of Shares     Price Per Share
      ----------------    ----------------     ---------------

          09/05/97              40,000              $4.75
          11/06/97             15,400             $9.125
          11/10/97              5,500             $9.125
          11/10/97             10,000              $9.25
          11/13/97              4,200              $9.50
          11/13/97              1,000              $9.50
          11/14/97             23,000              $9.60
          11/17/97                600              $9.50

             Over the period from December 11, 1992, to January 18, 1995, Mr. Kaffie and a trust controlled by him acquired 110,000 shares of Common Stock at per share prices ranging from $5.00 per share to $10.50 per share. (Mr. Kaffie disclaims beneficial ownership of the 10,000 shares owned by the trust.) The source of funds for Mr. Kaffie's acquisition of all Common Stock in KBK presently owned by him was Mr. Kaffie's personal funds.


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             Pursuant to Non-Incentive Stock Option Agreements dated May 1,
1996, and May 7, 1997, respectively, granted to Mr. Kaffie as a non-employee director of KBK, Mr. Kaffie also has (i) an option to purchase up to 5,000 shares of Common Stock, at a price of $6.69 per share and (ii) another option to purchase up to 5,000 additional shares of Common Stock, at a price of $5.00 per share. It is anticipated that any acquisitions of Common Stock under these options would be made with personal funds.

Item 4.      Purpose of Transaction.

             The purpose of Mr. Kaffie's acquisition of Common Stock is personal investment.

             Mr. Kaffie does not have at this time any plans or proposals which relate to or would result in:

             (a) The acquisition by any person of additional securities of, or the disposition of securities of, KBK;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving KBK or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of KBK or any of its subsidiaries;

             (d) Any change in the present board of directors or management of KBK, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of KBK;

             (f) Any other material change in KBK's business or corporate structure;

             (g) Changes in KBK's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of KBK by any person;

             (h) Causing a class of securities of KBK to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered or national securities association;

             (i) A class of equity securities of KBK becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

             (j)   Any action similar to any of those enumerated above.

             Mr. Kaffie may in the future take such actions in respect of his investments in KBK as he deems appropriate in light of circumstances existing from time to time.

Item 5.      Interest in Securities of the Issuer.

             (a)   Mr. Kaffie is the beneficial owner of 209,700 shares of the

Common Stock. Such number of shares constitutes approximately 6.3% of the outstanding shares of the Common Stock. Mr. Kaffie disclaims beneficial ownership as to an additional 10,000 shares of Common Stock owned by a trust of which he is trustee.

             (b) Mr. Kaffie has sole power to direct the voting and dispositionvof such shares.

             (c) Mr. Kaffie has acquired the following numbers of shares of Common Stock on the dates indicated:

     Date of Purchase          Number of Shares         Price Per Share

           9/05/97                 40,000                    $4.75
          11/06/97                 15,400                   $9.125
          11/10/97                  5,500                   $9.125
          11/10/97                 10,000                    $9.25
          11/13/97                  4,200                    $9.50
          11/13/97                  1,000                    $9.50
          11/14/97                 23,000                    $9.60
          11/17/97                    600                    $9.50

             Other than these transactions, during the past 60 days Mr. Kaffie has not acquired any shares of the Common Stock.

             (d) No person other than Mr. Kaffie is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

             (e)   Not Applicable.

Item 6.      Contracts, Arrangements, Understandings, or
             Relationships with Respect to Securities of the Issuer.

             Pursuant to Non-Incentive Stock Option Agreements dated May 1, 1996, and May 7, 1997, respectively, granted to Mr. Kaffie as a non-employee director of KBK, Mr. Kaffie has (i) an option to

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purchase up to 5,000 shares of Common Stock, at a price of $6.69 per share and
(ii) another option to purchase up to 5,000 additional shares of Common Stock, at a price of $5.00 per share.

Item 7.      Material to Be Filed as Exhibits.

       1. Non-Incentive Stock Option Agreement for the 1994 Stock Option Plan for Non-Employee Directors of KBK Capital Corporation, dated May 1, 1996.

       2. Non-Incentive Stock Option Agreement for the 1994 Stock Option Plan for Non-Employee Directors of KBK Capital Corporation, dated May 7, 1997.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 November     , 1997
       (Date)

                                                    /s/ HARRIS A. KAFFIE
                                                   ---------------------
                                                   Harris A. Kaffie





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
                               INDEX TO EXHIBITS


EXHIBIT #                              DESCRIPTION

1. Non-Incentive Stock Option Agreement for the 1994 Stock Option Plan for Non-Employee Directors of KBK Capital
            Corporation, dated May 1, 1996.

2. Non-Incentive Stock Option Agreement for the 1994 Stock Option Plan for Non-Employee Directors of KBK Capital Corporation, dated May 7, 1997.